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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

        NOTIFICATION OF LATE FILING               SEC FILE NUMBER
                                                      0-19472

                                                   CUSIP NUMBER
                                                     15115610

                                   (Check One)

[ ] Form 10-K and Form 10-KSB [ ] Form 20-F [ ] Form 11-K [X] Form 10-Q and Form 10-QSB [ ] Form N-SAR

                    For Period Ended: September 30, 1998
                    [ ] Transition Report on Form 10-K
                    [ ] Transition Report on Form 20-F
                    [ ] Transition Report on Form 11-K
                    [ ] Transition Report on Form 10-Q
                    [ ] Transition Report on Form N-SAR
                        For the Transition Period Ended: _____________________

        If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I --REGISTRANT INFORMATION

                              CELLPRO, INCORPORATED
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Full Name of Registrant


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Former Name if Applicable

                                22215 26TH AVENUE
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Address of Principal Executive Office (Street and Number)

                                BOTHELL, WA 98021
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City, State and Zip Code


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PART  II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[x]        (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[ ]        (b) The subject annual report, semi-annual report, transition report on Form 10 K, Form 20-F, 11-K, Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]        (c) The accountant's statement or other exhibit required by Rule
               12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K and Form 10-KSB, 20F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed period. (Attach Extra Sheets if Needed)

On October 28, 1998, as noted in the Company's Current Report on Form 8-K filed on November 3, 1998, the Company filed a voluntary petition as debtor and debtor in possession under Chapter 11 of the United States Bankruptcy Code, Case No. 98-13604 in the United States Bankruptcy Court for the Western District of Washington, Judge Karen Overstreet presiding. Because the Company is in the process of liquidating and has severely curtailed its operations, the Company does not have adequate resources or personnel to complete the Quarterly Report on Form 10-Q. Accordingly, the Company is not able to finalize its financial statements and management's discussion and analysis of financial condition and results of operations disclosure as required by Part I, Items 1 and 2 of the Form 10-Q. The Company will be unable to comply fully with the reporting requirements of the Securities Exchange Act of 1934, as amended, until the Company completes the bankruptcy proceedings.


PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

                   MARK HANDFELT             (425)                 489-8702
                     (Name)               (Area Code)         (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

               [X] Yes   [ ]  No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

               [ ] Yes   [X]  No

        If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


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                              CellPro, Incorporated
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                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  November 11, 1998       By   /s/ Mark J. Handfelt
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                               Name:  Mark J. Handfelt
                               Title: Executive Vice President, General
                                      Counsel and Acting Chief
                                      Operating Officer